UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 5, 2008

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

33/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Exhibit  Description

1.01     Press release dated March 5, 2008
         CDC Games and Mgame Resolve Dispute

1.02     Press release dated March 7, 2008
         CDC Games Provides Update on Key Performance Metrics of China Games
         and Lunia in North America

1.03     Press release dated March 10, 2008
         CDC Games Signs Agreement with SK Telecom to License Digimon Online
         Games for North America and China

1.04     Press release dated March 10, 2008
         CDC Games’ Yulgang Revenue Rebounds Sharply after Settlement of
         Dispute with Mgame

1.05     Press release dated March 13, 2008
         CDC Software’s Manufacturing Operations Management Solution Selected
         by Leading Food Manufacturers to Help Cope with Rising Costs

1.06     Press release dated March 17, 2008
         CDC Software Announces Pivotal CRM On Demand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: March 19, 2008	By:	John Clough
	Name:	John Clough
	Title:	Director

EXHIBIT INDEX

Exhibit No.	Description

1.01	Press release dated March 5, 2008 -- CDC Games and Mgame Resolve Dispute
1.02	Press release dated March 7, 2008 -- CDC Games Provides Update on Key Performance Metrics of China Games and Lunia in North America
1.03	Press release dated March 10, 2008 -- CDC Games Signs Agreement with SK Telecom to License Digimon Online Games for North America and China
1.04	Press release dated March 10, 2008 -- CDC Games’ Yulgang Revenue Rebounds Sharply after Settlement of Dispute with Mgame
1.05	Press release dated March 13, 2008 -- CDC Software’s Manufacturing Operations Management Solution Selected by Leading Food Manufacturers to Help Cope with Rising Costs
1.06	Press release dated March 17, 2008 -- CDC Software Announces Pivotal CRM On Demand